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                                                                EXHIBIT 1.A.5(F)
Rider:  Acceleration of Benefits

Receipt of accelerated benefits may be taxable. Therefore, prior to exercising the Option, you should consult a personal tax advisor to determine any tax consequences.

The Company agrees to pay an accelerated benefit to the Owner of the Policy if the Insured is terminally ill. This agreement is subject to the following provisions.

Eligible Proceeds
Eligible Proceeds equal: the amount of insurance provided under the basic Policy; minus any Policy Loan and accrued loan interest; plus the amount of benefit provided by any rider the Company consents to exchange for an accelerated benefit. Eligible Proceeds will be calculated as of the date your request for accelerated benefits is received by the Company at its Administrative Office. When all of the Eligible Proceeds are exchanged; any rider covering the Insured's spouse or children will become fully paid-up with no further premiums due; and the Policy and its other riders will terminate.

The Company will not allow the exchange of more than $250,000 of Eligible Proceeds on the life of any Insured for accelerated benefits.

Benefit Base
The accelerated benefit will be calculated using the Policy's Benefit Base. The Company will compute the Benefit Base by discounting the Eligible Proceeds being exchanged, using its then current assumptions. The Company's assumptions may change from time to time. Also, the computation of the amount of Benefit Base will reflect:

 . The life expectancy of the Insured;
 . The Net Cash Value on the date used to calculate the Eligible Proceeds;
 . The Death Benefit on the date used to calculate the Eligible Proceeds;
 . Expected future morality and expense charges;
 . Interest at a rate set by the Company; and . A processing charge of no more than 3% of the Benefit Base before the charge.

You may choose to have the benefits paid to you: in one sum; or in monthly payments, if each payment is at least $20. The amount of monthly payments available will be quoted upon request.

If the Insured dies before all monthly payments are made, the present value of any payments not yet made will be paid to the Beneficiary.

Once an Option is chosen and benefits are being paid: the amount exchanged cannot be reduced; the number of payments cannot be changed; and the form of payment cannot be changed.
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The obligations of the Company are subject to all payments made and actions taken by the Company under the Policy before it receives at its Administrative Office proof of the Insured's death.

Terminal Illness Option
You can exercise this Option if the Insured has a medical condition that is expected to result in death within six months.

To exercise this Option, you must request acceleration in written form satisfactory to the Company. Also, you must provide the Company with:

 . Certification signed by a licensed medical doctor that the Insured has a medical condition that is expected to result in death within six months; and

 . Any other information needed by the Company to process your request.

The certification must be supported by evidence satisfactory to the Company.

The Company may require a second opinion by a licensed medical doctor chosen by the Company, at the Company's expense. This right will be exercised at places convenient to the Insured.

Partial Acceleration of Benefits
If the Company consents, you may exchange less than the full amount of Eligible Proceeds for an accelerated benefit.

Conditions
The Company will accelerate benefits subject to the following conditions:

 . The Policy must be in force.

 . Every assignee must give written consent to the acceleration in a form satisfactory to the Company.

 . Every irrevocable beneficiary must give written consent to the acceleration in a form satisfactory to the Company.

 . Company consent must be given if there are less than 5 years remaining until the Policy will contractually expire or mature.

 . You are not being required by law to use the accelerated benefits to meet the claims of any creditors, whether in bankruptcy or not.
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 . You are not being required by a government agency to accelerate benefits in order to apply for, obtain or keep a government benefit or entitlement.

 . Insurance subject to contestable and suicide provisions will not be included in the Eligible Proceeds.

Contract
This Rider is made a part of the Policy to which it is attached if the Rider is listed in the Policy Schedule. This Rider has no cash value.

Date of Issue
The Date of Issue of the Rider is the same as the Date of Issue of the Policy unless a later Date of Issue is shown for the Rider in the Policy Schedule. The effective date of the Rider is its Date of Issue.

Termination
This Rider will terminate upon the earliest of: (a) termination or maturity of the Policy; (b) exercise of this Rider; (c) the date on which this Policy would be disqualified as life insurance under the Internal Revenue Code as interpreted by the Internal Revenue Service or a court of competent jurisdiction because this Rider is attached; (d) receipt by the Company at its Administrative Office of written election signed by the Owner of the Policy to terminate the Rider; and (e) the death of the Insured.

New England Life Insurance Company
Administrative Office:
501 Boylston Street, Boston, Massachusetts



/s/ Robert A. Shafto                        /s/ Daniel D. Jordan
------------------------                    ------------------------
    President                                       Secretary





NEV-81-1



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